Room 4561
								September 27, 2005

Mr. Alexander Gersh
Chief Financial Officer
NDS Group plc
One London Road
Staines, Middlesex TW18 4EX
United Kingdom

Re:	NDS Group plc
Form 10-KSB for Fiscal Year Ended June 30, 2005
		File No. 0-30364

Dear Mr. Gersh:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2005

Notes to Consolidated Financial Statements

Revenue recognition, page 42

1. We note that you follow SAB No. 104, SOP 97-2 and EITF 00-21 in recognizing revenue. Please clarify how these models interact, in the context of each of your revenue streams, by telling us the following:
a. For each revenue stream presented on the statement of operations, identify the individual elements included in each type of arrangement and which revenue recognition models are being applied. Ensure that your response addresses each of the technology solutions and services described within the Business Overview section (pages four through six) and identifies the revenue stream to which each is classified;
b. Clarify the timing under which you provide each deliverable, incur costs, and receive payments from customers;
c. Describe the terms of any customer acceptance provisions contained in each type of arrangement;
d. Describe how you allocate revenue to each of the elements in each type of arrangement and how you determined the existence of fair value of each element, or, in the case of software arrangements, how you have established VSOE.

2. We note that changeover cards are periodically provided in order to permit "new features and up-to-date technology to be introduced"
(page 4). With regard to arrangements which include undelivered changeover cards, tell us how you have considered whether the changeover cards represent obligations to provide specified future products or whether the features provided by the changeover cards are to be provided on an as-available basis (e.g., software upgrades). That is, explain in detail how you are accounting for the conditional access smart cards and security fees. This discussion should address the basis for accounting for the changeover cards as a separate element from the maintenance revenues. Indicate the accounting literature that supports your accounting for the changeover cards.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tamara Tangen at (202) 551-3443 if you have questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3488.


      Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting




Mr. Alexander Gersh
NDS Group plc
September 27, 2005
Page 3